CONSULTANT AGREEMENT

THIS CONSULTANT AGREEMENT (the “Agreement”), dated and effective as of the _______ day of __________ 2017 (the “Commencement Date”), is entered by and between Scythian Biosciences Corp., a body corporate formed under the Business Corporations Act (Ontario) (the “Company”), with a registered office located at 1 First Canadian Place, 100 King Street West, Toronto, Ontario, M5X 1G5, Canada and ALOE Finance Inc. (“Consultant”) having an address at 366 Bay Street, Suite 200, Toronto, Ontario, M5H 4B2. The Company and Consultant may hereinafter be referred to individually as a “Party” or collectively as the “Parties”.

WITNESSETH:

WHEREAS, the Company desires to procure the services of Consultant and Consultant desires to provide such services to the Company, all upon the terms and conditions hereinafter set forth;

NOW, THEREFORE, in consideration of the mutual promises contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Company and Consultant agree as follows:

1.	Engagement and Services

The Company agrees to engage Consultant to provide advisory and consulting services of a nature customarily provided by a Chief Financial Officer of the Company (“Services”). For purposes of the engagement under this Agreement (“Engagement”), Consultant shall devote such portion of time and attention as is necessary to provide the Services.

In performing the Services, Consultant will liaise directly with the Chief Executive Officer of the Company or such other person as the Company may designate from time to time (“Company Liaison”).

Consultant has assigned the following person(s) to perform the Services on behalf of Consultant (“Assigned Person”): Jonathan Held. Consultant will not substitute any other individual for Assigned Person without the prior written consent of the Company Liaison.

Consultant acknowledges that providing the Services will involve undertaking reasonable business travel (both domestic and cross-border) from time to time. Accordingly, Assigned Person will be required to maintain an up to date passport at all times.

Consultant will devote such time as will be required to perform the Services. It is expressly understood and acknowledged that the Engagement is non-exclusive and Consultant and Assigned Person may have other employment or engagements, provided always that their other employment, engagements or other involvements must not be harmful to or competitive with the Company, and must not in any way constitute (and must not be capable of being reasonably perceived to constitute) a conflict of interest with Consultant’s obligations under this Agreement.

Consultant hereby warrants that:

(i)	Consultant and Assigned Person are duly qualified and have the necessary skills and training to perform the Services; and such Services will be performed to the reasonable satisfaction of the Company, in accordance with the highest degree of care and skill and the highest professional and industry standards; and

(ii)	any work product developed in the course of performing the Services will be Consultant’s or Assigned Person’s original work and will not infringe or otherwise violate any copyright, trade-mark, trade secret, contractual or other proprietary rights of any third party.

2.	Term of Engagement; Renewals

(a)	Term The Engagement will commence on the Commencement Date, and will continue until the end of One (1) year from the Commencement Date, unless sooner terminated pursuant to the terms of this Agreement (the “Initial Term”). The “Term” is defined as the Initial Term plus any “Renewal Terms” as such term is defined in the next section.

(b)	Automatic Renewals After the Initial Term, this Agreement will automatically renew for subsequent terms of One (1) year (each subsequent One (1) year period termed a “Renewal Term”) unless either the Company or Consultant provides to the other not less than Thirty (30) days prior to the expiration of the then existing Term written notice of non-renewal. The terms and conditions of this Agreement will continue to apply to each such Renewal Term as part of the Term, except as expressly agreed otherwise by the Parties in writing at the time of such renewal.

3.	Compensation; Invoicing and Payment

Where required by law, Consultant must register for and charge applicable goods and services and/or harmonized sales tax (collectively, “Taxes”).

(a)	Fees Consultant will receive a monthly retainer fee of $10,000 (“Retainer Fee”), prorated for partial months of Services. The Retainer Fee plus applicable Taxes will be payable monthly on or about the first day of each month.

Consultant will also receive an administration fee equal to 2% of the Retainer Fee (“Administrative Fees”). The Administrative Fees plus applicable Taxes will be payable in accordance with Section 3(c) below.

(b)	Expenses Consultant will be reimbursed for reasonable and customary travel expenses properly incurred as required to perform the Services, subject to the delivery of appropriate statements and receipts verifying such expenses and approval by the Company.

(c)	Invoicing and Payment Consultant will submit a written invoice to the Company (to the attention of the Company Liaison) monthly, on the first business day of each month starting on the Commencement Date, for Administrative Fees and expenses incurred in the prior month. The invoice will separately itemize Administrative Fees, expenses, and applicable Taxes. Where Consultant is claiming reimbursement for expenses, appropriate statements and receipts verifying such expenses will be included. Payment will be made upon the receipt of an approved invoice.

(d)	Equity Compensation Consultant will also be entitled to participate in the stock option and/or equity stock ownership programs for ownership in the Company as provided for in Schedule 1 to this Agreement.

4.	Termination

In the event of non-renewal, this Agreement will automatically terminate at the end of the Term, unless sooner terminated in accordance with this Section 4.

(a)	Definitions. For purposes of this Agreement:

(i)	“Change of Control” means the occurrence of one of the following events after the Commencement Date: (1) the acquisition by any “Person” (as such term is defined in Section 3(a)(9) of the Securities Exchange Act of 1934 (the “Exchange Act”) or Section 1(1) of the Securities Act (Ontario), directly or indirectly, of a sufficient amount of the combined voting power of the then outstanding securities entitled to vote generally in the election of directors of the Company that such acquisition results in such Person owing in excess of 35% of such combined voting power or (2) any merger, consolidation, reorganization, recapitalization, tender or exchange offer or any other transaction with or effecting the Company as a result of which a Person owning more than 35% of the combined voting power of the then outstanding securities entitled to vote generally in the election of the directors of the Company, or (3) the sale, lease, exchange, transfer or other disposition to any Person of all or substantially all of the assets of the Company and its consolidated subsidiaries.

(ii)	“Material Breach” means: (i) the occurrence of an intentional material breach of any material covenant contained in this Agreement by Consultant or Assigned Person and the failure to cure such alleged breach alter Thirty (30) days prior written notice to Consultant specifying both the basis of such breach and expressly stating what remedial action is required to cure such breach (provided that the Company reserves the right to suspend Consultant and Assigned Person without compensation at any time during and pending the expiry of such cure period); or (ii) Consultant’s or Assigned Person’s theft or embezzlement from the Company during the Term of this Agreement, or (iii) Consultant’s or Assigned Person’s conviction of a felony or indictable offence under the laws of Canada or the United States; or (iv) a final order by the Canadian provincial securities commission pertaining to Consultant or Assigned Person that could reasonably be expected to impair or impede Consultant or Assigned Person from performing the Services.

(iii)	“Termination Date” means the date designated by the Company as the effective day on which the Engagement ceases for any reason whatsoever (regardless of any period of notice or compensation in lieu to which Consultant or Assigned Person may claim to be or be entitled under statute, contract or otherwise at law).

(b)	Termination by Company

(i)	Termination For Material Breach The Engagement may be terminated by the Company at any time for Material Breach. To be effective the determination of Material Breach must be made by a majority of the Board of Directors after notice to Consultant and Assigned Person and an opportunity for Consultant and Assigned Person to be heard by the Board of Directors. Upon termination for Material Breach, Section 4(1) will apply. In the event that the Company terminates the Engagement for Material Breach and a final and binding decision is rendered in any legal proceeding finding the termination was not properly for Material Breach, Consultant will be entitled to all sums set forth in Section 4(b)(ii) as if the Engagement had been terminated for convenience, plus any legal fees expended in connection with such legal proceedings.

(ii)	Non-renewal; Termination for Convenience; Termination by Consultant upon Change of Control The Company reserves the right to terminate the Engagement for convenience at any time prior to the expiry of the Term, or to decline to renew the Term. In the event that: (a) the Company declines to renew the Term; (b) the Engagement is terminated by the Company for convenience; or (c) Consultant terminates upon Change of Control in accordance with Section 4(c)(i) below, in addition to those entitlements and obligations set out in Section 4(1), Consultant will be entitled to a termination fee equal to Six (6) months’ Retainer Fees, to be provided to Consultant by the Company within Thirty (30) days of the Termination Date.

(c)	Termination by Consultant

(i)	Upon Change of Control If Consultant wishes to terminate this Engagement upon a Change of Control then within Fourteen (14) days following the occurrence of the Change of Control, Consultant must provide written notice of intention to terminate to the Company. Such termination will take effect on the first business day following the Company’s receipt of such notice of intention, on which date the Engagement shall be deemed to have been terminated by the Company for convenience within the meaning of Section 4(b)(ii).

(ii)	(60) days’ written notice to the Company. Upon receipt of such termination notice, the Company may waive any portion of the 60-day notice period in writing, in which case the Termination Date will be such date as is designated by the Company in writing, and Consultant will be entitled to a fee in lieu of notice, based on the Retainer Fees which would otherwise have been paid through the remainder of the 60-day notice period. Such fees in lieu will be provided to Consultant by the Company within Thirty (30) days of the Termination Date.

(d)	Termination upon Death or Disability of Assigned Person This Agreement will automatically terminate Five (5) business days following the Assigned Person’s death or Permanent Disability (as defined below) unless, prior to the expiry of such Five (5) day period, the Company Liaison provides written consent to substitute another specified individual as Assigned Person.

For these purposes, “Permanent Disability” is defined as physical or mental incapacity resulting in the absence from or inability to properly perform the Services hereunder (as determined by the Company) for One Hundred Eighty (180) consecutive days. Provision of Services for periods of less than One (1) week will not toll the passing of the time required to establish Permanent Disability hereunder.

(e)	Effect of Termination on Lock-Up Agreement. Upon any termination of the Engagement pursuant to Sections 4(b)(ii) or 4(d), in the event that Assigned Person has agreed to a lock-up restriction on the sale of his stock and options, such restriction will be immediately released as of the Termination Date, provided always that any restrictions on the sale of Assigned Person’s stock and options imposed by any Exchange or by application of other law will remain in effect.

(f)	Termination - General. Upon any termination for any reason whatsoever of the Engagement:

(i)	Any Retainer Fees and related Taxes accrued owing as of the Termination Date will be paid out at the usual time in accordance with Section 3.

(ii)	Entitlement to use of any Company-supplied equipment, vehicle or device will end on the Termination Date.

(iii)	Consultant will comply, and cause Assigned Person to comply, with all return of property obligations under Section 5(c) below and will also immediately deliver or cause to be delivered to the Company a complete and up-to-date list of all passwords required to access Company systems or materials for purposes of performing the Services, including those set up by Consultant or Assigned Person, and those provided by the Company.

(iv)	Consultant will immediately take, and cause Assigned Person to immediately take, all necessary steps to ensure that all electronically- stored Confidential Information or Inventions (each as defined in Section 5 below) have been transferred to the Company from (and fully deleted from) Consultant’s or Assigned Person’s business/personal/household cell- phone, computer/lap-top or similar devices and systems, and that any Company-licensed software has been “wiped” from such business/personal/household devices and systems.

(v)	Subject to compliance with Sections 3(b) and 3(c), any Administrative Fees, reimbursable expenses and related Taxes accrued owing as of the Termination Date will be paid out at the usual time in accordance with Section 3. For greater clarity, Consultant will not be entitled to be reimbursed for any expenses incurred after the Termination Date, unless preapproved by the Company Liaison.

(vi)	Where applicable and subject to any different entitlements under any applicable shareholders’ agreement, upon request from the Company Assigned Person will forthwith resign in writing as an officer or director of the Company or any of its subsidiaries or affiliates, effective upon the Termination Date.

(vii)	Where applicable, and subject always to Schedule 1 to this Agreement, any entitlements regarding: (i) any stock options, deferred share units or other equity granted to Assigned Peron pursuant to the Company’s Stock Option Plan or Deferred Share Unit Plan will be governed by the terms of the relevant award agreements; and (ii) any shares of the Company owned or controlled by Assigned Person as of the Termination Date will be governed by the relevant subscription agreement(s).

(viii)	Except as otherwise expressly set out above in this Section 4, Consultant will not be entitled to any other notice or compensation/damages in lieu of notice or any other compensation or entitlements of any nature whatsoever as a result of such termination. For greater clarity, if at any time Consultant is deemed to be a dependent contractor under the common law, then by accepting this Agreement, Consultant is waiving any right to claim common law reasonable notice of termination or compensation in lieu of such notice of termination.

5.	Confidentiality and Ownership of Company Property

Prior to permitting Assigned Person to commence providing any Services, Consultant will cause Assigned Person to execute and deliver to the Company a written confidentiality and ownership of Company property agreement substantially similar to and based upon those provisions set out in this Section 5 and in Section 8 below.

(a)	Confidential Information

(i)	“Confidential Information” means information that the Company has or will develop, acquire, create, compile, discover or own, that has value in or to the Company’s business which is not generally known and which the Company wishes to maintain as confidential, or which belongs to a third party and is subject to a duty on the Company’s part to maintain its confidentiality. Confidential Information includes not only information disclosed by the Company to Consultant or Assigned Person, but also information learned or developed by Consultant or Assigned Person during the course of performing the Services, as well as also all information of which the unauthorized disclosure could be detrimental to the interests of the Company, whether or not such information is identified as Confidential Information. Notwithstanding the foregoing, the term “Confidential Information” does not include, and neither Consultant nor Assigned Person will be restricted during or after the Engagement from using any information, even if otherwise designated as “Confidential Information”: (i) which Consultant or Assigned Person learned of other than in the course of the Engagement; (ii) which is obtainable from sources outside of the Company, without breaching any contractual or other obligations; or (iii) which otherwise exists in the public domain.

(ii)	Consultant agrees that during the Engagement, it will not (and will cause Assigned Person to not) improperly use, disclose, or induce the Company to use any proprietary information or trade secrets of any former employer or other person or entity with which Consultant or Assigned Person has an obligation to keep in confidence, and further agrees that Consultant will not (and will cause Assigned Person to not) bring onto the Company’s premises or transfer onto the Company’s technology systems any unpublished document, proprietary information, or trade secrets belonging to any such third party unless disclosure to, and use by, the Company has been consented to in writing by such third party.

(iii)	Consultant will not (and will cause Assigned Person to not), either during the Engagement or at any time after termination for any reason whatsoever of the Engagement, impart or disclose any Confidential Information to any person, firm or entity other than the Company, or use any of such Confidential Information, directly or indirectly, for Consultant’s or Assigned Person’s own benefit or for the benefit of any person, firm or entity other than the Company. Consultant hereby acknowledges (and will cause Assigned Person to acknowledge) that the items included within the definition of Confidential Information are valuable assets of the Company and that the Company has a legitimate business interest in protecting such Confidential Information.

(b)	Ownership of Inventions

(i)	Consultant agrees (and will cause Assigned Person to agree) that all right, title, and interest in and to any and all copyrightable material, notes, records, drawings, designs, inventions, improvements, developments, discoveries and trade secrets conceived, discovered, authored, invented, developed or reduced to practice by Consultant or Assigned Person, solely or in collaboration with others, during the course of and the Term of the Engagement (including during non-Services hours), or with the use of Company’s equipment, supplies, facilities, or Confidential Information, and any copyrights, patents, trade secrets, mask work rights or other intellectual property rights relating to the foregoing (collectively, “Inventions”), are the sole property of the Company. Consultant also agrees (and will cause Assigned Person to agree) to promptly make full written disclosure to the Company of any Inventions, and to deliver and assign and hereby irrevocably assigns (and will cause Assigned Person to assign) fully to the Company all of Consultant’s and Assigned Person’s right, title and interest in and to Inventions. Consultant further acknowledges (and will cause Assigned Person to acknowledge) that all original works of authorship that are made by Consultant and Assigned Person (solely or jointly with others) within the scope of and during the period the Engagement and that are protectable by copyright will be deemed to be “works made for hire,” as that term is defined in the United States Copyright Act and will be deemed to be “works made in the course of employment”, as that term is defined in the Copyright Act of Canada. Consultant understands and agrees that the decision whether or not to commercialize or market any Invention is within the Company’s sole discretion and for the Company’s sole benefit, and that no royalty or other consideration will be due to Consultant or Assigned Person as a result of the Company’s efforts to commercialize or market any such Invention. Consultant will not (and will cause Assigned Person to not) incorporate any invention, improvement, development, concept, discovery, work of authorship or other proprietary information owned by any third party into any Invention without the Company’s prior written permission.

(ii)	Any assignment to the Company of Inventions includes all rights of attribution, paternity, integrity, modification, disclosure and withdrawal, and any other rights throughout the world that may be known as or referred to as “moral rights,” “artist’s rights,” “droit moral,” or the like (collectively, “Moral Rights”). To the extent that Moral Rights cannot be assigned under applicable law, Consultant hereby irrevocably waives and agrees not to enforce any and all Moral Rights, including, without limitation, any limitation on subsequent modification, to the extent permitted under applicable law (and Consultant will cause Assigned Person to do likewise).

(iii)	Consultant agrees to keep and maintain (and will cause Assigned Person to keep and maintain) adequate, current, accurate, and authentic written records of all Inventions made by Consultant or Assigned Person (solely or jointly with others) during the Term and such records are and will be available to and remain the sole property of the Company at all times. Consultant further agrees to assist (and will cause Assigned Person to assist) the Company, or its designee, at the Company’s expense, in every proper way to secure the Company’s rights in the Inventions in any and all countries, including the disclosure to the Company of all pertinent information and data with respect thereto, the execution of all applications, specifications, oaths, assignments, and all other instruments that the Company deems proper or necessary in order to apply for, register, obtain, maintain, defend, and enforce such rights, and in order to deliver, assign and convey to the Company, its successors, assigns, and nominees the sole and exclusive rights, title, and interest in and to all Inventions, and testifying in a suit or other proceeding relating to such Inventions.

(iv)	Consultant understands that the provisions of this Agreement requiring assignment of Inventions to the Company do not apply to any Invention that Consultant or Assigned Person has developed entirely on its/his own time without using the Company’s equipment, supplies, facilities, trade secret information or Confidential Information (an “Other Invention”) except for those Other Inventions that either (i) relate to the Company’s business, or actual or anticipated research or development of the Company or (ii) result from or relate to Services performed for the Company or to any Confidential Information or Inventions. Consultant will advise (and will cause Assigned Person to advise) the Company promptly in writing of any Invention that it/he believes constitutes an Other Invention. Consultant agrees that it will not (and it will cause Assigned Person to not) incorporate, or permit to be incorporated, any Other Invention owned by it/him or in which it/he has an interest into a Company product, process or service without the Company’s prior written consent. Notwithstanding the foregoing sentence, if it/he incorporates into a Company product, process or service an Other Invention owned by it/him or in which it/he has an interest, Consultant hereby grants (and will cause Assigned Person to grant) to the Company a nonexclusive, royalty-free, fully paid-up, irrevocable, perpetual, transferable, sublicensable, worldwide license to reproduce, make derivative works of, distribute, perform, display, import, make, have made, modify, use, sell, offer to sell, and exploit in any other way such Other Invention as part of or in connection with such product, process or service, and to practice any method related thereto.

(c)	Company Property; Return of Company Property All materials relating to the business and affairs of the Company and any of its subsidiaries or affiliates including, without limitation, all manuals, documents, reports, equipment, working materials and lists of customers prepared by the Company or by Consultant or Assigned Person in the course of the Engagement are for the benefit of the Company and are and will remain the property of the Company. Consultant will surrender and deliver (and will cause Assigned Person to surrender and deliver) to the Company all such materials, data, information and property, and anything containing or constituting Confidential Information or Inventions, upon the termination for any reason whatsoever of the Engagement, or at an earlier time on the request of the Company.

6.	Independent Contractor Status; Compliance with Laws

The Company engages Consultant to provide services on an independent contractor basis. Consultant enters into this Agreement as, and intends to continue to be, an independent contractor. Consultant, Assigned Person, and any other person who is or may be employed or engaged by Consultant: (i) will not be deemed to be an employee, agent or representative of the Company or any of its affiliates, for any purpose whatsoever; (ii) must not represent itself as an employee, agent or representative of the Company or any of its affiliates, without the Company Liaison’s prior written consent; (iii) will not be entitled to any employment rights or benefits from the Company or any of its affiliates, or be subject to supervisory direction by the Company. However, the Parties acknowledge that for purposes of this Agreement, Assigned Person will be identified both internally and to third parties as the Company’s Chief Financial Officer.

Consultant will be wholly responsible for complying with, and submitting any requisite filings and payments under applicable federal, provincial, municipal or local law, including but not limited to income tax, Employment Insurance, Canada Pension Plan, workplace safety, Employer Health Tax, health insurance and tax legislation; and including but not limited to equivalent or similar applicable legislation of any government entity, agency, ministry or collecting body having jurisdiction in relation to Consultant, to Assigned Person, or to any other person who is or may be employed or engaged by Consultant.

7.	Indemnity and Limitations on Liability

(a)	Indemnity by Consultant Subject to the provisions of Sections 7(b) and (c), Consultant agrees to indemnify and save harmless the Company from any and all claims, actions, causes of action, debts or demands (including any related liability for interest or penalties, and any related costs or expenses, including reasonable legal fees, incurred by the Company) which may arise as a result of or in relation to:

(i)	breach of any of the warranties set out in Section 1;

(ii)	Consultant’s failure for any reason whatsoever to comply with Section 6; or,

(iii)	a determination by any government entity, agency, ministry or collecting body having jurisdiction in relation to Consultant or in relation to Assigned Person that the relationship between the Company and Consultant, or the relationship between the Company and Assigned Person, is not an independent contractor relationship, If, notwithstanding the parties mutual intention and agreement, the relationship between the Company and Consultant or Assigned Person is deemed to constitute an employer/employee relationship, it is expressly agreed that any Company employer liabilities to Consultant or to Assigned Person, as the case may be, in relation to such employment and also in relation to the termination for any reason whatsoever of such employment, will equal and be limited to the minimum statutory requirements (if any) as set out in the Ontario Employment Standards Act, 2000 as amended from time to time (subject only to any greater termination notice requirement pursuant to Section 4 above).

(b)	Limitations on Consultant Liability Except for Consultant’s liability arising from (i) its (or Assigned Person’s) gross negligence, willful misconduct or malicious acts; (ii) death, bodily injury or tangible property damage caused by it (or by Assigned Person’s); or (iii) its (or Assigned Person’s) failure to comply with sections 5 and 6 of this Agreement, the limit of Consultant’s liability in contract, tort (including negligence) or by statute or otherwise to the Company concerning performance or non-performance by Consultant in any manner related to this Agreement, for any and all claims will not, in the aggregate, exceed twelve months’ Retainer Fees.

(c)	Certain Damages Excluded In no event will any Party or Assigned Person be liable to any other Party or Assigned Person for incidental, punitive, exemplary, aggravated, indirect, special or consequential damages (including, but not limited to, lost business revenue, lost profits, failure to realize expected savings or loss of business opportunity) even if such Party or Assigned Person has been advised of the possibility of such damages. These limitations will apply to all causes of action and regardless of the form of action (including breach of contract, strict liability, tort including negligence or any other legal or equitable theory).

8,	General

(a)	Independent Legal Advice Consultant acknowledges that it has read and understood the terms and conditions of this Agreement and acknowledges and agrees that it has had the opportunity to seek, and was neither prevented nor discouraged by the Company from seeking, any independent legal advice which it considered necessary prior to the execution and delivery of this Agreement and that, in the event that it did not avail itself of that opportunity prior to signing this Agreement, it did so voluntarily without any undue pressure, and agrees that its failure to obtain independent legal advice will not be used by Consultant as a defence to the enforcement of its obligations under this Agreement

(b)	Notices All notices and other communications to be made hereunder will be in writing and will be deemed to have been given when the same are: (i) personally delivered; (ii) mailed, registered or certified mail, first class postage prepaid rectum receipt requested; (iii) delivered by a reputable private overnight courier service utilizing a written receipt or other written proof of delivery, to the applicable Party at the address set forth above; or (iv) sent by email or other functionally equivalent electronic means, delivery receipt requested. Any Party refusing delivery of a notice will be charged with knowledge of its contents.

(c)	Successors and Assigns Consultant acknowledges that its services are unique and personal. Consultant may not assign its rights or delegate the Services or obligations under this Agreement. This Agreement will be binding upon and inure to the benefit of each of the Company and Consultant and their respective successors and assigns by merger, consolidation, transfer of business and properties or otherwise.

(d)	Survival: Enforceability Notwithstanding the termination for any reason whatsoever of this Agreement, the provisions of Sections 4(1), Sections 5, 6, 7 and this Section 8 will survive and remain enforceable. Consultant agrees and acknowledges that the existence of any claim or cause of action Consultant or any Assigned Person may have or assert against the Company or its subsidiaries or affiliates, whether based on this Agreement or otherwise, will not constitute a defence to the enforcement of the obligations under Sections 4(1), 5, 6 or 7.

(e)	Severability In the event any one or more of the provisions of this Agreement will be held to be, in whole or in part, invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability will not affect the remainder of such provision or other provisions hereof, and this Agreement will be construed as if such invalid, illegal or unenforceable provision (or part provision) never had been contained herein.

(f)	Injunctive Relief Consultant recognizes and agrees that any material violation of the provisions of Section 5 of this Agreement would cause such damage or injury to the Company as would be irreparable the exact amount of damage would be impossible to ascertain; therefore, Consultant agrees that notwithstanding anything to the contrary contained in this Agreement, the Company will be entitled to seek injunctive relief from a court of competent jurisdiction in the jurisdiction and venue in which Consultant or Assigned Person resides to seek an injunction against such violations or threatened violations. Such right to seek an injunction will be cumulative and in addition to, and not in limitation of, any other rights and remedies by the Company may have in equity or at law.

(g)	Governing Law, Forum Selection This Agreement will be construed in accordance with the laws of the Province of Ontario, exclusive of any choice of law principles. In the event any dispute arises between the Parties relative to this Agreement, then the dispute will be litigated in any court of competent jurisdiction in the Province of Ontario, and both Parties agree to personal jurisdiction in such courts.

(h)	Currency All currency amounts referenced in this Agreement are in Canadian dollars (gross) and all payments will be made in Canadian dollars.

(i)	Entire Agreement: Amendments This Agreement (inclusive of the attached Schedules hereby incorporated by reference), contains the entire understanding and agreement of the Parties hereto with respect to the matters contained herein, and may not be amended or supplemented at any time unless by writing, executed by each of the said Parties.

(j)	Counterparts This Agreement may be executed and delivered by the Parties in one or more counterparts, each of which when so executed and delivered will be an original, and those counterparts will together constitute one and the same instrument.

(k)	Execution Execution and delivery of a facsimile or other functionally equivalent means of electronic execution and transmission of this Agreement will constitute, for purposes of this Agreement, delivery of an executed original and will be binding upon the Party whose signature appears on the transmitted copy. Any Party so executing this Agreement undertakes to originally-execute and deliver to the other Parties a copy of this Agreement as soon as possible after such electronic execution and transmission.

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement or caused their duly authorized officers to execute this Agreement on date set forth below.

SCYTHIAN BIOSCIENCES CORP.

Date:
Jonathan Gilbert, Chief Executive Officer

ALOE Finance Inc.

Date:	Per:

SCHEDULE 1

EQUITY PARTICIPATION

Equity Based Compensation

A The Company agrees to grant to Assigned Person deterred share units (the “DSUs”) in the amount of 12,500 common shares, which have an initial value of $8.00 per DSU, in the capital of the Company under the Company’s Deferred Share Unit Plan. Consultant represents that it and Assigned Person have each received and reviewed a copy of the Deferred Share Unit Plan. subject always to the terms of the Deferred Share Unit Plan, and subject to the provisos set out in Section B. below.

B. The grant set out in Sections A and any further equity grants made by the Company to Assigned Person under the Stock Option Plan or the Deferred Share Unit Plan will be subject to the following provisos, to be incorporated into the relevant award agreements:

(a)	If a Change of Control occurs prior to the Termination Date, all unvested options, DSUs or other equity granted to Assigned Person will immediately vest and become exercisable.

(b)	In the event of any termination of the Engagement pursuant to Section 4(b)(ii), all unvested options, DSUs or other equity granted to Assigned Person immediately vest and become exercisable on the Termination Date, and will remain exercisable for a period ending on the earlier of (i) the first anniversary of the Termination Date, or (ii) the natural expiry date of such option.

(c)	In the event of any termination of the Engagement pursuant to Section 4(d), all unvested options, DSUs or other equity granted to Assigned Person will immediately vest and become exercisable by Assigned Person (or, in the event of his death, his estate executor or other duly appointed legal representative), as applicable.

Assigned Person will be required to read and sign an award agreement as a precondition to receiving the Options, DSUs or any other equity granted under the Stock Option Plan or Deterred Share Unit Plan. Future grants are not guaranteed and all grants are subject to approval by the Board of Directors.